Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

4 February 2021

Westpac announces Board changes

Westpac Banking Corporation has today announced the appointment of Dr Nora Scheinkestel LLB (Hons), PhD, FAICD as an independent Non-executive Director with effect from 1 March 2021. Dr Scheinkestel will be a member of the Board Risk Committee and the Board Remuneration Committee upon her appointment.

Dr Scheinkestel is a highly experienced company director having served as a non-executive director across a range of public and private companies and government boards. She has also been a member of the Takeovers Panel. Prior to her Board roles, Dr Scheinkestel was a senior banking executive and lawyer specialising in Australian and international project finance.

Dr Scheinkestel is currently a non-executive Director of Telstra Corporation Limited, Brambles Limited and AusNet Services Limited and is an Associate Professor in the Melbourne Business School at the University of Melbourne. In 2003, Dr Scheinkestel was awarded a centenary medal for services to Australian society in business leadership.

Westpac Chairman, John McFarlane said, “We are very pleased to welcome Nora to the Board. Nora has extensive board experience across a range of industries and her financial and risk management expertise and deep understanding of governance will complement the Board’s collective skills.”

Westpac has also announced that Craig Dunn intends to retire from the Board at the conclusion of Westpac’s 2021 Annual General Meeting. Mr Dunn joined the Board in 2015 and in that time has served on various Board Committees including the Board Risk, Remuneration and Nominations & Governance Committees.

Mr McFarlane said, “I would like to thank Craig for his ongoing contribution to Westpac. Craig has been an integral member of the Board and an outstanding shareholder representative. Craig will retain his current Board Committee roles while ensuring a smooth transition of the Remuneration Committee Chair prior to his retirement.”

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.